UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                        TO
Commission file number 1-12317
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Grant Prideco, Inc. 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
National Oilwell Varco, Inc.
7909 Parkwood Circle Dr.
Houston, Texas 77036

Grant Prideco, Inc. 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006, and Year Ended December 31, 2007
Schedules not filed herein are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
   Grant Prideco, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Grant Prideco, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Pannell Kerr Forster of Texas, P.C.
Houston, Texas
June 23, 2008

Grant Prideco, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Cash	$130,046	$31,856
Investments, at fair value	95,896,265	77,256,511
Investment income receivable	6,363	3,996

Total assets	96,032,674	77,292,363

Liabilities
Total liabilities	—	—

Net assets available for benefits at fair value	96,032,674	77,292,363

Adjustment from fair value to contract value for investments in fully benefit-responsive contracts	93,308	132,649

Net assets available for benefits	$96,125,982	$77,425,012

See accompanying notes.

Grant Prideco, Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2007

Additions —
Net appreciation in fair value of investments	$6,484,590
Investment income	4,395,525
Participant contributions	8,938,458
Employer contributions	4,366,995
Rollovers	813,529
Plan transfers	1,239,331

Total additions	26,238,428

Deductions —
Benefits paid to participants and beneficiaries	7,505,258
Administrative expenses	32,200

Total deductions	7,537,458

Net increase	18,700,970

Net assets available for benefits, beginning of the year	77,425,012

Net assets available for benefits, end of the year	$96,125,982

See accompanying notes.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the Grant Prideco, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provision.
General
The Plan is a defined contribution plan, established November 1, 1999, covering all employees who have completed one hour of service for Grant Prideco, Inc., and affiliated employers (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may elect to contribute to the Plan, by payroll deductions, a portion of their compensation on a pretax basis subject to certain limitations. Participants may also elect to contribute after-tax compensation subject to certain limitations. In addition, participants may contribute amounts representing rollover distributions from other qualified plans.
After one year of service the Company matches 100% of the participants’ contributions up to 3% of compensation plus 50% of the participants’ contributions up to the next 3% of compensation. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions to the Plan. There were no additional discretionary contributions made during 2007 or 2006.
Participants direct all contributions in various investment options offered by the Plan. The Company was created as a result of a spin-off from Weatherford International, Ltd. (“Weatherford”). Weatherford common stock is held in a separate fund; however, participants cannot direct future contributions or fund transfers to this fund.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s and the Company’s matching contributions, an allocation of the Company’s discretionary contribution, if applicable, and Plan earnings or losses thereon. Earnings or losses are allocated by fund based on the ratio of the participant’s account invested in a particular fund to all participants’ investments in that fund.
Participant Loans
Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the present value of the account balance. Generally, the term of the loan will not be more than five years unless approved by the Loan Committee and the proceeds are to be used for the purchase of a primary residence. The loan is fully secured by a pledge of the participant’s account balance and bears interest at a rate commensurate with local prevailing rates, as determined by the Loan Committee.
Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.
Withdrawals and Terminations
Participants may withdraw the value of their after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. A participant’s pretax contributions and Company contributions will be available to a participant who has attained age 59 1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of contributions for six months.
In the event of normal retirement, total and permanent disability, or death while actively employed, the full value of a participant’s account balance will be distributed to the participant or their beneficiaries. Upon termination of employment, participants have the option to receive an immediate distribution of their entire account balance or to defer payment until some later date, but not later than the time prescribed by law.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Expenses of the Plan
Certain administrative expenses of the Plan are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate at some future time, the assets would be distributed as prescribed by ERISA.
Plan Transfers
In 2007, plan assets of $1,239,331 for employees of a subsidiary acquired by the Company were transferred into the Plan.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared and presented in accordance with the accrual basis of accounting. Benefits are recorded when paid.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investments Valuation and Income Recognition
The Plan’s investments in mutual funds and common shares are valued in units at fair value based on quoted market prices. The fair value per unit of investments in common/collective trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund.
The Merrill Lynch Retirement Preservation Trust Fund, a common/collective trust, primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit responsive requirements. Accordingly, the Plan’s investment in units of the Merrill Lynch Retirement Preservation Trust Fund is presented at fair value in the Statements of Net Assets Available for Benefits, with an adjustment to its contract value separately disclosed. The Merrill Lynch Retirement Preservation Trust Fund’s reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those fund’s trustees. The Merrill Lynch Retirement Preservation Trust Fund’s contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investments Valuation and Income Recognition (continued)
Participant loans are valued at cost less principal repayments, which approximates fair value. Purchases and sales of shares in the investments funds are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or loses and the unrealized appreciation (depreciation) on those investments.
Determination of Realized and Unrealized Gain or Loss on Investments
Unrealized appreciation or depreciation in the fair values of investments held at year-end is determined using the fair market value at the beginning of the year or the purchase price if the investment is acquired during the year. The realized gain or loss on the sale on investments is determined using historical cost. Upon the sale of an investment, the current year unrealized appreciation or depreciation is adjusted for unrealized gains and losses recognized in prior years. Unrealized appreciation or depreciation and realized gains and losses are reported as net appreciation or depreciation in fair value of investments in the statement of changes in Net Assets Available for Benefits.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements and applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan’s management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s financial statements.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments
The Plan’s individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2007	2006

Merrill Lynch Retirement Preservation Trust*	$10,069,965	$6,984,079
BlackRock International Value Fund (Class I)	10,470,832	8,279,820
Davis New York Venture Fund (Class A)	14,137,311	11,309,785
Common Stock of Grant Prideco, Inc.	9,325,305	8,899,996
Loomis Sayles Strategic Income Fund (Class A)	20,299,214	16,549,809
Loomis Sayles Growth Fund (Class A)	11,177,565	8,863,456

*	Contract value for the Merrill Lynch Retirement Preservation Trust is $10,163,273 for 2007 and $7,116,728 for 2006, respectively.
During 2007, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held, during the year) appreciated in fair value as follows:

2007
Mutual funds	$2,975,755
Common stocks	3,508,835

$6,484,590

4. Risks and Uncertainties
The Plan provides for investment in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits and participant account balances.

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated December 14, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the Plan is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the Plan is tax exempt.
6. Related Party Transactions
Certain Plan investments are units in Company stock and investment funds offered and managed by Merrill Lynch Trust Company, FSB, Trustee. These transactions qualify as party-in-interest transactions.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements at December 31, 2007 and 2006, to Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$96,125,982	$77,425,012
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(93,308)	(132,649)

Net assets available for benefits per Form 5500	$96,032,674	$77,292,363

Grant Prideco, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of the net increase in Net Assets Available for Benefits per the financial statements for the year ended December 31, 2007 to Form 5500:

2007
Net increase in Net Assets Available for Benefits per the financial statements	$18,700,970
Adjustments from contract value to fair value for fully benefit responsive investment contracts	39,341

Net increase in Net Assets Available for Benefits per Form 5500	$18,740,311

8. Subsequent Events
     The Plan Sponsor was purchased by National Oilwell Varco, Inc. on April 21, 2008. Eligible employees continue to participate in the Plan.

Grant Prideco, Inc. 401(k) Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
EIN: 76-0312499        PN: 001
December 31, 2007

(a)(b)Identity of Issue	(c)Description of Investment	Current (e)Value
*Merrill Lynch	Merrill Lynch Retirement Preservation Trust	$10,069,965
*BlackRock, Inc.	BlackRock International Value Fund (Class I)	10,470,832
*BlackRock, Inc.	BlackRock Total Return Portfolio	522,217
Davis Venture Group	Davis New York Venture Fund (Class A)	14,137,311
*Grant Prideco, Inc.	Common Stock of Grant Prideco, Inc.	9,325,305
Loomis Sayles & Co.	Loomis Sayles Strategic Income Fund (Class A)	20,299,214
Loomis Sayles & Co.	Loomis Sayles Growth Fund (Class A)	11,177,565
Weatherford International, Ltd	Common Stock of Weatherford International, Ltd.	591,901
Columbia Funds	Columbia Acorn Select Fund (Class A)	3,393,152
Fidelity Advisor	Fidelity Advisor Leveraged Company Stock Fund (Class T)	4,261,780
Oppenheimer Funds	Oppenheimer International Small Company Fund (Class A)	2,716,021
Fidelity Advisor	Fidelity Advisor Small Cap Fund (Class T)	2,146,193
Oppenheimer Funds	Oppenheimer Small & Mid Cap Value Fund (Class A)	3,407,291
*Participant loans	Various maturity dates, interest rates at 5.0% -10.5%	3,377,518

		$95,896,265

*	Party-in-interest
Historical cost information, column (d), is not presented since the investments displayed are participant directed.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2008	GRANT PRIDECO, INC. 401(k) SAVINGS PLAN
	By:	/s/ Daniel L. Molinaro
Daniel L. Molinaro
Member of the National Oilwell Varco Benefits Plan Administrative Committee

INDEX TO EXHIBITS

Exhibit No	Description

23.1	Consent of Independent Registered Public Accounting Firm — Pannell Kerr Forster of Texas, P.C.